

07001563



SEC MAIL
RECEIVED
PROCESSING
FEB 2 7 2007
WASH, D.C.
210
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB NUMBER: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response....12.00

SEC FILE NUMBER
8- 49576

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
41812
FIRM I.D. NO.

NAME OF BROKER-DEALER: Lighthouse Capital Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

659 Abrego Street
(No. and Street)

Monterey (City) CA (State) 93940 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Zamecki 831-375-6624
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Ste. 200 (Address) Larkspur (City) CA (State) 94939 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 7 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Robert Zamecki, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lighthouse Capital Corporation, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



C. MARSH
COMM. # 1415141
Notary Public-California
County of Monterey
My Comm. Exp. May, 30, 2007

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
- ☒ Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
- ☐ consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lighthouse Capital Corporation

Financial Statements

and Supplemental Information

Year ended December 31, 2006

with

Reports of Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors

The Board of Directors and Stockholder
Lighthouse Capital Corporation

We have audited the accompanying statement of financial condition of Lighthouse Capital Corporation as of December 31, 2006, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the management of Lighthouse Capital Corporation. Our responsibility is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lighthouse Capital Corporation as of December 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was primarily for the purpose of forming an opinion on the basic financial statements, taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the same auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
February 20, 2007

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆ ◆ Fax: 415-925-1140 ◆ ◆ Internet: www.wmshb.com

Lighthouse Capital Corporation
Statement of Financial Condition
December 31, 2006

Assets

Current assets		
Cash and cash equivalents	$	121,961
Investment		20,487
Commissions receivable - securities		21,104
Commissions receivable - concessions		1,007
Officer receivable		9,804
Prepaid expenses		5,949
Total current assets		180,312
Property and equipment, at cost		51,939
Accumulated depreciation		(16,966)
Property and equipment, net		34,973
Deposits - rent		1,700
Total assets	$	216,985

See accompanying notes.

Lighthouse Capital Corporation
Statement of Financial Condition
December 31, 2006
(Continued)

Liabilities and Stockholder's Equity

Current liabilities		
Accounts payable	$	3,735
Commissions payable - securities		17,356
Payroll & payroll taxes payable		158
Pension payable		6,844
Income taxes payable		3,760
Deferred income taxes		924
Total current liabilities		32,777
Stockholder's equity		
Common stock; no par value; 1,000,000 shares authorized; 510,000 shares issued and outstanding		15,000
Additional paid in capital		1,331
Retained earnings		167,877
Total stockholder's equity		184,208
Total liabilities and stockholder's equity	$	216,985

See accompanying notes.

Lighthouse Capital Corporation
Statement of Income
Year ended December 31, 2006

Revenue	
Commissions	$ 2,726,661
Conference income	11,000
Interest	525
Other	29,499
Total revenue	2,767,685
Expenses	
Commissions	2,153,502
Officer salary and benefits	264,562
Office salary and benefits	65,692
Pension plan	61,944
Payroll taxes	15,214
Conference costs	24,100
Insurance	5,589
Office expense	36,531
Professional fees	28,437
Regulatory fees	31,508
Rent and utilities	21,732
Telephone & Internet	10171
Travel and entertainment	8,133
Contributions	2,265
Depreciation and amortization	9,395
Total expenses	2,738,775
Income before income taxes	28,910
Income taxes	6,760
Net income	$ 22,150

See accompanying notes.

Lighthouse Capital Corporation
Statement of Changes in Stockholder's Equity
Year ended December 31, 2006

	Common stock		Additional	Retained	Total Shareholder's
	Shares	Amount	paid in capital	earnings	equity
Balances, January 1, 2006	510,000	$15,000	$1,331	$145,727	$162,058
Net income	–	–	–	22,150	22,150
Balances, December 31, 2006	510,000	$15,000	$1,331	$167,877	$184,208

See accompanying notes.

Lighthouse Capital Corporation
Statement of Cash Flows
Year ended December 31, 2006

Cash flows from operating activities	
Net income	$ 22,150
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	9,395
Changes to current assets and liabilities	
Commissions receivable - securities	31,014
Commissions receivable - concessions	889
Accounts receivable - other	15,616
Officer receivable	22,000
Prepaid expenses	1,965
Investment	(16,057)
Accounts payable	2,460
Commissions payable - securities	(23,078)
Payroll & payroll taxes payable	(11)
Pension payable	(48,690)
Income taxes payable	(1,656)
Deferred income taxes	(7,574)
Net cash provided by operating activities	8,423
Net cash used for financing activities:	
Acquisition of property and equipment	(1,802)
Increase in cash and cash equivalents	6,621
Cash and cash equivalents, January 1, 2006	115,340
Cash and cash equivalents, December 31, 2006	$ 121,961
Supplemental information	
Cash paid for income taxes	$ 15,990

See accompanying notes.

Lighthouse Capital Corporation
Notes to Financial Statements
December 31, 2006

Note 1 – Summary of significant accounting policies

Basis of presentation
Lighthouse Capital Corporation (the Company) is a California-based broker-dealer engaging in general securities activities. Since February 5, 1997, the Company is registered as a broker-dealer with the Securities Exchange Commission and is a member of the National Association of Securities Dealers.

Securities and mutual fund transactions clear through a clearing broker and the mutual funds, respectively. The Company does not hold customer accounts. Starting in 2004 the Company expanded its activities to include assisting clients in achieving Internal Revenue Service Section 1031 exchanges.

On March 3, 1998, the parent corporation of the Company exchanged 100% of the shares of the Company for the entire interest of Robert Zamecki in the parent corporation. Robert Zamecki is the sole stockholder of the Company.

Basis of accounting
Commissions and fees earned by the Company are recorded on an accrual basis. Investment income is recorded as earned.

Cash and cash equivalents
For purposes of the statement of cash flows, cash and cash equivalents consist of amounts on deposit with a commercial bank and the clearing broker, available on demand.

Allowance of uncollectible accounts receivable
The Company uses the allowance method to account for uncollectible accounts receivable. Under this method, the Company reviews all receivables for any problems with collectibility. If the Company feels that there may be a problem with collections, an allowance is provided for the receivable. When attempts to collect a specific receivable are unsuccessful, the account is considered uncollectible and is written off against the allowance. At December 31, 2006, the Company concluded that an allowance for doubtful accounts was not necessary.

Property and equipment
Property and equipment consists primarily of furniture and computer and office equipment. The Company states property and equipment at acquisition cost. The Company computes depreciation on property and equipment using the straight-line method over the useful lives of the property and equipment, ranging from five to seven years.

Lighthouse Capital Corporation
Notes to Financial Statements
December 31, 2006
(continued)

Note 1 – Summary of significant accounting policies (continued)

Organizational costs
The Company capitalized certain costs expended to begin operations. The Company provided for amortization of those capitalized costs using the straight-line method over five years. The fully amortized costs are no longer reflected on the balance sheet of the Company.

Officer compensation
Compensation paid to the officer/stockholder of the Company is on an as availability basis. That is, regardless of the commissions earned, compensation is recorded only when the cash and net capital requirements allow for the payment. Because of this arrangement, commissions earned by the officer/stockholder are not included in commissions payable. There were no commissions owed the officer/stockholder at December 31, 2006.

Income taxes
The Company follows Statement of Financial Accounting Standard #109, "Accounting for Income Taxes." The Company records deferred income tax assets (net of a valuation allowance) and liabilities based on the difference between assets and liabilities reported for income tax purposes and within these financial statements. Differences between income tax and financial statement assets and liabilities result primarily from using accelerated depreciation, loss carryforwards and use of the cash basis of accounting for income tax purposes.

Use of estimates
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts and disclosures reported in these financial statements. Actual results could differ from those estimated.

Note 2 – Clearing broker deposit and restricted cash and cash equivalents

The clearing broker for the Company requires the Company to maintain a minimum deposit of $2,500. Total restricted cash is $2,500 and is held in an escrow account by the clearing broker.

Lighthouse Capital Corporation
Notes to Financial Statements
December 31, 2006
(continued)

Note 3 – Investment

The investment consists of a two certificate of deposits at a commercial bank with an original maturity of 90 and 180 days. The Company states the investment at cost plus accrued interest (at 5.00%), which approximates its fair value. The investments mature March 30, 2007 (90 day) and September 30, 2007 (180 day).

Note 4 – Accounts receivable – other

Accounts receivable – other consists principally of amounts advanced on behalf of and to be repaid by one of the independent brokers using the services of the Company. The receivable previously associated with this representative has been foregiven by the Company and the representative has been notified that he has foregiveness of debt income to report.

Note 5 – Deferred revenue

Deferred revenue consists principally of sponsorship fees received in advance of a conference that the Company puts on during May of each year. There was no deferred revenue at December 31, 2006.

Note 6 – Rent expense

The Company relocated its offices as of August 26, 2004. The Company leases these offices under a one year lease arrangement payable at $1,750 per month. The lease will change to a month to month operating lease as of September 30, 2007 The lease commitment for 2007 is $15,750.

Note 7 – Income taxes

Income tax expense of $6,760 is the amount currently paid or payable, net of the change in deferred income tax assets and liabilities, as follows:

Federal income tax – Current	$ 8,888
Federal income tax – Deferred	(4,600)
State income tax – Current	5,446
State income tax – Deferred	(2,974)
Income tax expense	$ 6,760

Note 8 – Pension Plan

The Company adopted a defined benefit pension plan effective for the year ending December 31, 2005. The plan covers two of the Company's employees and is scheduled to be funded over a five year period ending December 31, 2010. The retirement benefits are based on 3% of the average monthly compensation multiplied by the total years of participation, limited to five years. Annual funding approximates $55,000 to $65,000 per year. The Company's expense for the year ended December 31, 2006 was $61,944. As of December 31, 2006, the Company owed $6,844 to the plan.

Note 9 – Commitments and contingencies

The Company, in the ordinary course of business, is named in matters arising from its activities as a broker-dealer. The Company accrues currently its estimate of the costs to settle or defend these matters and, based upon discussions with legal counsel.

In May, 2002 a claim was filed against the Company: *Susan Peregoy, Successor TTEE, the Winnette M. Elsworth Living Trust v. Lighthouse Capital Corporation, et.al.* An arbitration hearing was held in July 2003. The Company denied claimants Claim for Arbitration which alleged out-of-pocket losses of $182,000, based upon misrepresentation and/or failing to disclose material facts in violation of Rules 2110, 2120, 2310 and 3010 of the Conduct of Rules of the NASD. However, the Arbitrator's ruled for the claimant. The Company's and its representative's share of the award amounted to $25,000. The Company paid the claimant as directed and billed its representative for his share of the award, $20,000. As of December 31, 2005, the representative owed the Company $15,616. The receivable associated with this representative was foregiven during the year. (see note 4)

In 2006 the Internal Revenue Service (IRS) brought an action in US District Court to enforce an IRS summons regarding one of its representatives. This representative allegedly failed to pay federal income taxes and the IRS was attempting to collect them. In addition to the summons, the IRS served a series of levy notices on Lighthouse demanding that any funds due this person be paid to it in satisfaction of the amount due the IRS. The representative objected in writing to the Company threatening suit if the information or funds were turned over to the IRS. The litigation was resolved, the requested information was turned over to the IRS, and the United States dismissed its complaint against Lighthouse on or about September 1, 2006. Shortly after the dismissal of this case, the representative contacted the Company and threatened suit for disclosure of the information. It is

Note 9 – Commitments and contingencies (continued)

counsel's opinion that Lighthouse has a complete defense against any claim from this person as the IRS provides an entity complying with a properly served summons an absolute privilege from any claim in seeking to prevent disclosure of that information.

The SEC conducted an examination of the Company in September, 2006, and has asserted that the Company was in need for certain revisions in its practices and procedures and was in violation of SEC Rules 17a-3 and 17a-4. These rules require that broker-dealers prepare and keep its books current. The SEC asserted that the Company could not provide detailed workpapers reflecting the calculation of the firm's receivables and commissions payable for March 31, 2006. The auditor, also, noted that the firm did not have a Business Continuity Plan as required by NASD Rule 3510. The Firm has taken exception to the first part of SEC comments; reporting back to them in writing that the Company, in fact, accurately maintains records of its receivables and payables. What happened during this audit appears to the Firm to be a problem with communication in that the auditor did not request the proper records in order to verify these amounts. It does agree that in the case of IRC Section 1031 (TIC) commissions it was not reporting the commission income, or the payable until actually received. This procedure has been revised to properly report the commissions when the property escrow closes. Also, the Company now has written procedures with respect to its Business Continuity Plan.

Note 10 – Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, and as calculated in the supplemental information section of these financial statements

As of December 31, 2006, the Company had net capital, as defined under the Rule, of $130,813, which exceeded the minimum requirement of $5,000 by $125,813. Company's aggregate indebtedness, as defined under the Rule, was 24% of its net capital.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Lighthouse Capital Corporation

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year ended December 31, 2006

Balance, January 1, 2006	$ --
Increases (decreases)	--
Balance, December 31, 2006	$ --

Lighthouse Capital Corporation
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2006

Net Capital		
Total stockholders' equity		$ 184,208
Petty cash	$ 60	
Concessions receivable, net of commissions payable on concessions	1,833	
Officer receivable	9,804	
Prepaid expenses	5,949	
Property and equipment, net	34,973	
Deposits – rent	1,700	
Deferred tax on non-allowable assets [SEC Rule 15c3-1(2)(i)(C)(2)]	(924)	
Total non-allowable assets		(53,395)
Net capital		$ 130,813
Total Aggregate Indebtedness		
Accounts payable	$ 3,735	
Commissions payable – securities	17,356	
Payroll & payroll taxes payable	158	
Pension payable	6,844	
Income taxes payable	3,760	
Total aggregate indebtedness		$ 31,853
Computation of Basic Net Capital Requirement		
Minimum net capital required (6-2/3% of total aggregate indebtedness)		$ 2,124
Minimum dollar net capital requirement of reporting broker		$ 5,000
Net capital		$ 130,813
Excess net capital		$ 125,813
Excess net capital at 1000% (Net capital less 10% of aggregate indebtedness)		$ 128,454
Percentage of aggregate indebtedness to net capital		24%

Lighthouse Capital Corporation
Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2006

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of December 31, 2005)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS Report	$142,207
Audit adjustments	(11,394)
Net capital, as reported herein	$ 130,813

Aggregate indebtedness, as reported in Company's Part IIA (Unaudited) FOCUS Report	$ 7,151
Audit adjustments	24,702
Aggregate indebtedness, as reported herein	$ 31,853

Lighthouse Capital Corporation
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

Lighthouse Capital Corporation
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2006

A supplementary report pursuant to Rule 17a- 5(d)(4) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

Report of Independent Auditors on Internal Accounting Control
Required by SEC Rule 17a-5

The Board of Directors and Stockholder
Lighthouse Capital Corporation

We have audited the financial statements of Lighthouse Capital Corporation for the year ended December 31, 2006, and have issued our report thereon dated February 20, 2007. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also studied the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Lighthouse Capital Corporation, taken as a whole. No condition that may be considered a material weakness came to our attention during our study and evaluation.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
February 20, 2007

END